Exhibit 21

LIST OF SUBSIDIARIES OF
METROMEDIA INTERNATIONAL GROUP, INC.
(f/k/a The Actava Group, Inc.)

Name of Company	Jurisdiction of Incorporation
Turtle Shell, Inc. (f/k/a Snapper, Inc.)	Georgia, USA
Metromedia International Telecommunications, Inc.	Delaware
International Telcell, Inc.	Delaware
Viginta UAB	Lithuania
Telecom Georgia	Republic of Georgia
International Telcell SPS, Inc.	Delaware
Ayety	Republic of Georgia
International Telcell Cellular, Inc.	Delaware
Magticom Ltd.	Republic of Georgia
Metromedia International Inc.	Delaware
MII Praha S.R.O.	Czech Republic
Country Radio	Czech Republic
Radio One	Czech Republic
As Trio LSL	Estonia
Oy Metroradio Finland Ab	Finland
Metroradio EOOD	Bulgaria
Metromedia International Consulting Services, Inc.	Delaware
Juventus KFT	Hungary
Metromedia Internet Licensing Limited	British Virgin Islands
Dotcom Communications, AS	Estonia
PLD Telekom, Inc.	Delaware
PeterStar ZAO	Russia
Baltic Communications Limited	Russia